SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

CORCEPT THERAPEUTICS INCORPORATED

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

218352102

(CUSIP Number)

Patrick G. Enright

Managing Member

Longitude Capital Partners, LLC

800 El Camino Real, Suite 220

Menlo Park, CA 94025

(650) 854-5700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 23, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 8 Pages)

CUSIP No. 218352102	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Longitude Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,456,002[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,456,002[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,456,002[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.6%[3]
14	TYPE OF REPORTING PERSON (see instructions) OO

[1]	Investment funds from limited partners were used to acquire the securities over which the Reporting Persons have shared voting and dispositive power.
[2]	Consists of 8,289,845 shares of Common Stock held of record by LVP and 166,157 shares of Common Stock held of record by LCA.
[3]	The percentage was calculated based upon 111,031,762 shares of Common Stock outstanding as of October 28, 2016, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on November 2, 2016.

CUSIP No. 218352102	13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS Longitude Venture Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,456,002[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,456,002[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,456,002[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.6%[3]
14	TYPE OF REPORTING PERSON (see instructions) PN

[1]	Investment funds from limited partners were used to acquire the securities over which the Reporting Persons have shared voting and dispositive power.
[2]	Consists of 8,289,845 shares of Common Stock held of record by LVP and 166,157 shares of Common Stock held of record by LCA.
[3]	The percentage was calculated based upon 111,031,762 shares of Common Stock outstanding as of October 28, 2016, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on November 2, 2016.

CUSIP No. 218352102	13D	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS Longitude Capital Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,456,002[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,456,002[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,456,002[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.6%[3]
14	TYPE OF REPORTING PERSON (see instructions) PN

[1]	Investment funds from limited partners were used to acquire the securities over which the Reporting Persons have shared voting and dispositive power.
[2]	Consists of 8,289,845 shares of Common Stock held of record by LVP and 166,157 shares of Common Stock held of record by LCA.
[3]	The percentage was calculated based upon 111,031,762 shares of Common Stock outstanding as of October 28, 2016, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on November 2, 2016.

CUSIP No. 218352102	13D	Page 5 of 8 Pages

1	NAMES OF REPORTING PERSONS Juliet Tammenoms Bakker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 133,539[2]
	8	SHARED VOTING POWER 8,758,502[3]
	9	SOLE DISPOSITIVE POWER 133,539[2]
	10	SHARED DISPOSITIVE POWER 8,758,502[3]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,892,041[2,3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.0%[4]
14	TYPE OF REPORTING PERSON (see instructions) IN

[1]	Investment funds from limited partners were used to acquire the securities over which the Reporting Persons have shared voting and dispositive power.
[2]	Consists of 133,539 shares of Common Stock held of record by Ms. Bakker.
[3]	Consists of 8,289,845 shares of Common Stock held of record by LVP, 166,157 shares of Common Stock held of record by LCA and stock options to purchase up to 302,500 shares of Common Stock granted to Mr. Enright, all of which are currently exercisable or exercisable within 60 days after February 23, 2017.
[4]	The percentage was calculated based upon 111,334,262 shares of Common Stock outstanding, calculated as follows: The 111,031,762 shares of Common Stock outstanding as of October 28, 2016, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on November 2, 2016, plus the 302,500 shares of Common Stock subject to stock options granted to Mr. Enright that are exercisable as of or within 60 days after February 23, 2017.

CUSIP No. 218352102	13D	Page 6 of 8 Pages

1	NAMES OF REPORTING PERSONS Patrick G. Enright
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 204,210[2]
	8	SHARED VOTING POWER 8,758,502[3]
	9	SOLE DISPOSITIVE POWER 204,210[2]
	10	SHARED DISPOSITIVE POWER 8,758,502[3]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,962,712[2,3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.1%[4]
14	TYPE OF REPORTING PERSON (see instructions) IN

[1]	Investment funds from limited partners were used to acquire the securities over which the Reporting Persons have shared voting and dispositive power.
[2]	Consists of 204,210 shares of Common Stock held of record by Mr. Enright.
[3]	Consists of 8,289,845 shares of Common Stock held of record by LVP, 166,157 shares of Common Stock held of record by LCA and stock options to purchase up to 302,500 shares of Common Stock granted to Mr. Enright, all of which are currently exercisable or exercisable within 60 days after February 23, 2017.
[4]	The percentage was calculated based upon 111,334,262 shares of Common Stock outstanding, calculated as follows: The 111,031,762 shares of Common Stock outstanding as of October 28, 2016, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on November 2, 2016, plus the 302,500 shares of Common Stock subject to stock options granted to Mr. Enright that are exercisable as of or within 60 days after February 23, 2017.

Page 7 of 8 Pages

Explanatory Note:

This Amendment No. 6 to Schedule 13D (the “Amendment”) amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the “Commission”) on April 4, 2008, as amended by Amendment No. 1 filed with the Commission on February 10, 2009, Amendment No. 2 filed with the Commission on February 11, 2011, Amendment No. 3 filed with the Commission on June 20, 2012, Amendment No. 4 filed with the Commission on April 1, 2015 and Amendment No. 5 filed with the Commission on December 15, 2016 (the “Schedule”). This Amendment is filed on behalf of Longitude Capital Partners, LLC (“LCP”), Longitude Venture Partners, L.P. (“LVP”), Longitude Capital Associates, L.P. (“LCA”), Juliet Tammenoms Bakker (“Ms. Bakker”) and Patrick G. Enright (“Mr. Enright,” and collectively, the “Reporting Persons”), relating to beneficial ownership of the common stock, par value $0.001 per share (the “Common Stock”), of Corcept Therapeutics Incorporated, a Delaware corporation (the “Issuer”). The Reporting Persons are filing this Amendment to report changes in their beneficial ownership since the filing of Amendment No. 5 to the Schedule. Except as set forth below, this Amendment does not supplement, restate or amend any of the other information disclosed in the Schedule as previously filed. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Schedule as previously filed.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule is amended by adding the following paragraphs at the end thereof:

On December 15, 2016, Ms. Bakker gifted 70,671 shares of Common Stock that she held directly to an unaffiliated charitable organization.

On February 23 and 27, 2017, LVP sold 1,470,525 and 980,350 shares of Common Stock, respectively, and LCA sold 29,475 and 19,650 shares of Common Stock, respectively, in open market sale transactions. All shares sold on February 23, 2017 were sold at a sale price of $8.65 per share and for aggregate cash proceeds of $12,975,000, and all shares sold on February 27, 2017 were sold at a sale price of $9.05 per share and for aggregate cash proceeds of $9,050,000.

Item 5.	Interest in Securities of the Issuer.

Item 5(a), (b) and (c) of the Schedule are amended and restated in their entirety to read as follows:

(a) According to the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on November 2, 2016, as of October 28, 2016, there were 111,031,762 shares of Common Stock outstanding. LVP is the record holder of 8,289,845 shares of Common Stock, representing approximately 7.5% of the issued and outstanding shares of Common Stock. LCA is the record holder of 166,157 shares of Common Stock, representing approximately 0.1% of the issued and outstanding shares of Common Stock. LVP and LCA may reallocate their holdings of securities among themselves and may be deemed to beneficially own securities on an aggregated basis. LCP, as general partner of each of LVP and LCA, has the power to vote and dispose of securities held by each of them. Ms. Bakker and Mr. Enright are the managing members of LCP and share the decision-making power of LCP with respect to the Issuer’s securities. Ms. Bakker and Mr. Enright each have sole dispositive and voting power over certain shares of Common Stock that have been distributed to them as members of LCP. In addition, Mr. Enright holds stock options to purchase up to 310,000 shares of Common Stock, of which stock options to purchase up to 302,500 shares of Common Stock are currently exercisable or exercisable within 60 days after February 23, 2017. Mr. Enright confers with Ms. Bakker prior to making any decisions relating to the voting or disposition of such stock options or the shares issuable upon exercise of such stock options, and Mr. Enright shares pecuniary interest in the shares subject to such stock options with the other Reporting Persons pursuant to a contractual relationship.

(b) LVP, LCA and LCP have shared power to vote and dispose of 8,456,002 shares of Common Stock. Ms. Bakker and Mr. Enright, managing directors of LCP, may be deemed to have shared voting and dispositive power with respect to all such shares. In addition, Ms. Bakker and Mr. Enright have shared dispositive and voting power with respect to 302,500 shares of Common Stock subject to stock options that are currently exercisable or exercisable within 60 days after February 23, 2017, which were issued to Mr. Enright as consideration for his service as a director on the Board. Ms. Bakker and Mr. Enright each have sole dispositive and voting power over the shares of Common Stock held directly by each of them.

(c) Except as reported in this Amendment, no Reporting Person has effected any transactions in the Issuer’s securities within the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule is amended by incorporating the information set forth in Item 4 of this Amendment.

Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2017

LONGITUDE VENTURE PARTNERS, L.P.

By: LONGITUDE CAPITAL PARTNERS, LLC
Its: General Partner

/s/ Patrick G. Enright	By:	/s/ Patrick G. Enright
Patrick G. Enright		Patrick G. Enright, Managing Member

LONGITUDE CAPITAL ASSOCIATES, L.P.

By: LONGITUDE CAPITAL PARTNERS, LLC
Its: General Partner

/s/ Juliet Tammenoms Bakker	By:	/s/ Patrick G. Enright
Juliet Tammenoms Bakker		Patrick G. Enright, Managing Member

LONGITUDE CAPITAL PARTNERS, LLC

By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member